Exhibit 99.1

Ferrari signs an MoU with FCA Bank for a joint venture in the financial services business in Europe

Maranello (Italy)/Turin (Italy), 2 May 2016 - Ferrari Financial Services S.p.A. (“FFS S.p.A.”), an Italian indirect subsidiary of Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE), and FCA Bank S.p.A. (“FCAB”) today announced that they have signed a memorandum of understanding (“MoU”) for FCAB to acquire a majority stake in Ferrari Financial Services AG (“FFS AG”), a wholly owned subsidiary of FFS S.p.A..

As a result of the transaction, FFS S.p.A. and FCAB will continue the operations of FFS AG as joint venture partners, supporting the sales of Ferrari cars in certain European countries by offering innovative vehicle financing solutions to Ferrari customers. The funding of the joint venture will be provided by FCA Bank, which will also be the consolidating entity.

FFS S.p.A. is Ferrari's own financial services provider based in Maranello, Italy.

FCAB is a banking group, and a joint venture between Fiat Chrysler Automobiles Italy S.p.A. and Crédit Agricole Consumer Finance S.A., predominantly operating in the automotive financing sector in Europe. This transaction will expand FCAB activities and is consistent with its diversification strategy.

The parties agreed not to disclose any financial details about the transaction.

The MoU will be transformed into a set of definitive agreements later in the year. The consummation of the transaction is subject to approvals of competition and banking regulatory authorities.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

tel.: +39 011 0063088
Email: mediarelations@fcagroup.com
www.fcagroup.com
www.fcabankgroup.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977